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georgeparthimos (LinkedIn)

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George Parthimos

Chief Executive Officer
Melbourne, Victoria, Australia

Summary

George is a highly skilled technologist with over 30 years ICT and business experience predominately in the Software as a Service (SaaS), big data, Internet of Things (IoT), and network infrastructure areas.

He holds a Bachelor of Business (Computing), a Graduate Certificate of Management, and is a Graduate of the Australian Institute of Company Directors (GAICD).

In 2007, George was recognised by Bulletin Magazine as a member of their "Smart 100" list, which identified the 100 brightest individuals in Australia.

George has held executive and senior management positions in the Technology, Telecommunications, Banking & Finance, Consumer, and Government sectors.

In 2000, George was commissioned by Telstra (Australia's largest telecommunications company) to lead and personally manage the team which installed Australia's first national broadband infrastructure network. He was subsequently responsible for $80+ million annual spend to maintain the backbone Internet infrastructure across Australia and overseas.

In 2005, George founded a start-up technology business, which specialised in developing and selling world-first multi-award winning digital media technology for the automotive, carrier, smartphone, and consumer electronics sectors. These included media directory services, cloud-based streaming media services, hardware design and manufacture, and infrastructure services.

George successfully listed his company, Connexion Media Limited (ASX:CXZ), on the ASX in August 2014.

During his time as CEO, George oversaw the development and commercialisation of a number of innovative multi-award winning ICT products and services to an international market, and has extensively travelled across Europe, USA, Asia, and India promoting and marketing the Company's products and services.

In April 2016, Connexion's partner General Motors (NYSE:GM) officially launched the new Commercial Link service to vehicle customers in the USA, developed by Connexion. Commercial Link is the world's first service of its kind to be designed and developed using embedded in-vehicle connectivity.

George has extensive experience in corporate strategy, product commercialisation, and international trade, providing a unique mix of product and service innovation, infrastructure planning and deployment, structured corporate governance, senior management experience, stakeholder management, and global market experience.

Experience

Wolfpack Financial Inc
Chief Executive Officer
January 2021 - Present (3 years 1 month)
530 Lytton Avenue, 2nd floor Palo Alto, CA 94301

Wolfpack is a Community Driven Investment Platform built for the Millennial Generation.

The product allows for millennials and GEN Z consumers to discover investment opportunities, trade in and out of positions, and grow their portfolio over time.

Simply create your own personalised Investment Profile(s) by selecting from a range of investment criteria, and Wolfpack will hunt down your investment opportunities. Alternatively, access Wolfpack's curated investment tables, identifying the "Most Popular Recommendations" across the entire platform.

Buy and sell US Shares, ETFs and cryptocurrencies quickly and efficiently through Commission Free and Fractional Share Trading with our advanced Trading Platform.

Bet Odyssey
Chief Executive Officer
July 2017 - Present (6 years 7 months)
Melbourne, Australia

Bet Odyssey is a crowd tipping platform which helps punters save time and improve their winning strike rate.

The product allows a punter to automate their form guide review process by allowing them to define customised profiles, identifying the specific data elements they want to find. When there is a match, Bet Odyssey instantly notifies the punter allowing them to quickly and easily make an informed decision.

Initially focussing on the thoroughbred racing industry, the platform has been designed to integrate other racing and sports categories including greyhound, harness, football, cricket and basketball.

Atlas Car & Truck Rental
Chief Executive Officer
August 2019 - November 2019 (4 months)
Melbourne, Australia

Atlas car and truck rental have been in business for over 25 years.

We rent leisure and commercial vehicles throughout Australia and are committed to providing all our customers the best vehicles for their needs at the best possible price.

Carhood
Chief Executive Officer
July 2018 - April 2019 (10 months)
Melbourne

Founded in 2014, Carhood operates a unique marketplace for people to list, share and rent out their own vehicles to travelers looking for affordable rentals. The Company currently has near-airport locations in Melbourne, Sydney and Brisbane, and plans to expand domestically and internationally.

Connexion Media Limited
3 years

Executive Chairman
April 2017 - July 2017 (4 months)
Melbourne, Australia

Chief Executive Officer
August 2014 - April 2017 (2 years 9 months)
Melbourne, Australia

Connexion Media is a technology company specialising in developing and commercialising software apps and services for the web connected car, mobile device and connected consumer electronics markets.

The Company is listed on the Australian Stock Exchange (ASX:CXZ) and is based in Melbourne Australia, with a sales office in Cambridge UK.

Connexion Media has two core products:

miRoamer - An Internet radio and music service with over 35,000 stations, as well as Platinum content partners including Deezer, ShoutCast and RadioIO (www.miroamer.com)

Flex - A cloud-based, integrated vehicle management system that gives you control of your entire fleet of cars, trucks, and other vehicles from a central control point (www.flexvs.com)

miRoamer
Founder and Chief Executive Officer
January 2003 - July 2017 (14 years 7 months)
Melbourne, Australia

• Manage the day to day operations of the business.
• Develop and execute the Mi Media Strategic Plan.
• Implement a Corporate Governance framework.
• Conduct capital raising activities and road shows.
• Liaise with shareholders and stakeholders.
• Establish and maintain an outsourced development facility.
• Manage the financial budgets and forecasts.
• Establish and maintain the Sales team.

Department of Treasury and Finance, Victoria

ICT Program Manager
February 2005 - September 2007 (2 years 8 months)

• Managed the ICT Strategy Program, which is a four year Infrastructure renewal program of work.

• Establish and maintain the ICT Program Management Office.

• Implemented and maintained the PRINCE2 methodology across the program.

• Managed the overall program budget of $18.83M.

• Reported to the ICT Strategy Governance Committee.

• Established a change management, risk management, quality assurance and project board in accordance with the PRINCE2 methodology.

Goldman Sachs
Program Management Consultant
July 2004 - December 2004 (6 months)

• Completed an initial IT Departmental Review.

• Developed a Program Management Office Transition Plan.

• Developed an IT Department Portfolio Management Plan.

• Provided recommendations on improving the portfolio governance framework.

• Provided mentoring to the new PmO Manager, and existing PmO resources.

• Improved the resource management across the IT Portfolio

Department of Innovation, Industry & Regional Development
TPAMS Program Manager
June 2002 - June 2004 (2 years 1 month)

• Managed the Program Management Office, which included resource management.

• Implemented and maintained the PRINCE2 methodology across the program.

• Managed the overall program budget of $55.3M.

• Developed a Program Management Office from a 'green fields' environment.

• Reported to the TPAMS Governance Committee on the progress of the TPAMS program.

• Established a change management, risk management, quality assurance and project board in accordance with the PRINCE2 methodology.

Telstra
5 years 2 months
Broadband Infrastrcture Program Manager

September 2000 - August 2001 (1 year)

• Implemented both short-term and long-term initiatives that improved the operational performance of the Telstra Internet network and infrastructure (both narrow-band and broadband).
• Worked on initiatives to help improve the level of customer satisfaction in the Telstra online space.
• Managed the Online Services Baseline Capital budget of $60M.
• Project managed a number of projects to help improve the customer experience.
• Followed the standard Telstra Rapid Delivery (ie. TRD) formalised project management methodology, using specific tools such as PROMIS (project tracking tool), ProjTel2 (project and funding tracking tool) and Microsoft Project 98 (time-line charting tool).

National Network Services Manager, Telstra Multimedia
July 1996 - August 2000 (4 years 2 months)

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Education

Victoria University
Business, Computing · (1989 - 1992)

Southern Cross University
Graduate Certificate of Management, Business Administration and Management, General · (1995 - 1997)

Australian Institute of Company Directors
Company Director's Course · (2015)

St Johns Greek Orthodox College